From:Peter H. Koch – CEO and Director

Unicorn Real Estate Holdings, Inc.

87 N. Raymond Ave – Suite 200

Pasadena, CA    91103

To: U.S. Securities and Exchange Commission

Division of Corporate

From:Peter H. Koch – CEO Finance

Office of Real Estate and Commodities

Date:June 12, 2019

RE:  Response(s) to SEC Comment Letter dated May 7, 2018 on Offering

Statement Filed January 17, 2019.

Form 1-A filed January 17, 2019

Cover Page

1. We note your revised disclosure on page 15 that you may invest in non-controlling interests in other entities. Please revise your disclosure to include a risk factor regarding the possibility that you may be considered an Investment Company under the Investment Company Act of 1940 and explain the exemption on which you intend to rely.  Additionally, please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

This was not stated properly.  Unicorn has no interest in investing in the company’s themselves but rather investing in a stake in their development projects.  We have revised it as follows to convey more clearly the intent:

“The Company is currently in final negotiations with a US based real estate development company to take a minority stake in their company’s development project. The Company is also currently seeking other real estate developers to negotiate minority stakes in their development projects with the Company’s interest not to exceed 20%.”

Dilution, page 12

2. We note your response to comment 3.  Again, please double-check the calculations in your dilution table.  For example, in your 25% of offered shares column, when a new investor invests $1.00 per share and the net tangible book value after giving effect to the offering is $0.557 per share, it appears that the per share dilution to a new investor would be $0.443 per share (not $0.56 per share).  Please revise your table accordingly.

Noted and corrected as requested.

Business of Registrant, page 15

3. You state on page 15 that your "revenue model includes consulting fees, placement fees, performance incentives, cash flow from real estate holdings, and liquidation of equity positions."  Please provide more detailed disclosure explaining how your intended operations will generate this revenue.

The following was amended, and additional explanation added to page 15:

Unicorn may take equity stakes in each project and build a portfolio of commercial holdings on a deal by deal basis. The Company revenue model includes consulting fees, placement fees, performance incentives, cash flow from real estate holdings, and liquidation of equity positions. Consulting fees range from 2-8% depending on the work involved and needs of clients. This involves locating suitable properties to meet a client needs, negotiating the price and terms for acquisition, arranging the financing, and doing a cost benefits analysis and arranging for property management if required.  If the project is $4.8M and the consulting fee is 3.5% the Company would make a fee of $168,000.  Placement fees range from 2-3% and occur when the client may wish to sell all or part of its holding. The Company would do a market analysis, work with a certified commercial appraiser and negotiate the sale of the holding either privately or through commercial real estate brokers.  If the placement fee is 2.0% and the holding has appreciated to $6.2M the Company would generate a fee of $124,000.  Performance incentives are based on the property appreciation and cash flow benchmarks and negotiated on a deal by deal basis.  If the project was initiated at a CAP Rate of 6.5 but the project generates an 8.0 CAP Rate, and the Company negotiates a 10% performance incentive fee of the net over the benchmark CAP rate. If the 6.5 CAP is based on $650,000 in income and the project reaps $1,000,000 in revenue, then the Company would make a performance incentive based on the following model: $1,000,000 - $650,000 = $350,000 X 10% = $35,000. Cash flow from real estate projects is realized when Unicorn may assist in the purchase by jointly funding the down payment.  If the project is $10.0M and the required down payment is $2.0M the Company may elect to participate by funding half 50%) of the down payment or $1.0M. This then entitles the Company to 10% of the net cash flow proceeds from the project. Thus, cash flow from the project would be generated as follow:  $950,000 gross annual first year revenue - $678,000 first year expenses = $272,000 net revenue X 10% equity = $27,200 cash flow from real estate holding.  In the same project when the parties agree to sell the holding the liquidation of equity position would be as follows:  Appreciated sale price of $14.5M X equity position of 10% = $1.45M.  All examples used are hypothetical and there is no assurance the Company can replicate these exact numbers.

4. We note your responses to comments 4, 5 and 6.  We further note the disclosure on page 15 indicating that the company "provides consulting services to these transactions" and that the company "has currently identified four properties that will be marketed to European commercial real estate investors."  Please revise to more specifically describe your intended business operations, including disclosing your specific plan of operation, including detailed milestones, anticipated time frame for beginning and completing each milestone, and the categories of expenditures.  In addition, please clarify if you intend to solely provide consulting services or whether you intend to own property.  Please also revise to clarify "development costs associated with current projects" and "development costs for future projects" as development does not appear to be part of your intended business as described on page 15, and you do not appear to have current projects.

The following was added:

Page 14: In the Use of Proceeds Tables “current” was replaced with “identified” for more clarity.

Page 14-15 the following was added for more clarity:

Notes:1. Development cost related to “Identified projects” include, but are not limited to, cost to develop projects) propertiers the Company has located as feasible to our business model.  Cost associated with these “identified projects are: Commercial appraisal(s), cost benefit analysis, structural study, review of tenant roles, bids on upgrades and improvements, legal review, cost to market these projects to investor(s), etc.

2. Development cost related “Future projects” include the same as those listed in Note 1 with the additional expense of travel to potential properties for on-site analysis, meetings with potential sellers, meetings with contractors, etc.

3. “Marketing and distribution costs” includes, but is not limited to, preparation of printed materials, digital marketing, webinars, travel to meet with potential investors/buyers, etc. Initially the print and digital marketing work will be outsourced, but the Company may elect to hire a full-time marketing director.

Page 15 the following was added for more clarity:

Unicorn does not plan to own any properties out right and will focus on consulting and transactional assistance to its clients.

Page 16 the following milestones were added:

The Company has established the following milestones for projected business:

I. Qualification of its filing through to the six-month following:

Raise approximately $2.0M in equity capital through the Reg A Offering.

Place four (4) properties with clients and generate approximately $285,000 in consulting and transactional fees.

Incur expenses of up to $250,000 on general and administrative, including but not limited to, salaries, rent, legal and accounting, travel, etc.

Spend $1,000,000 in marketing of identified projects, attracting new potential buyers/investors, and promoting the branding of Unicorn REH.

II. Six months to Twelve months:

Raise an additional $10.0M in equity capital through the Reg A Offering.

Place six (6) new properties/projects with clients and generate approximately $550,000 in consulting and transactional fees.

Generate approximately $150,000 in fees from oversight of client’s properties.

Incur expenses of up to $350,000 in general and administrative, including but not limited to, salaries, rent, legal and accounting, travel, etc.

Spend up to $1,000,000 in marketing, locating potential new properties/projects, and attracting new clients.

III. Twelve to Eighteen months:

Raise an additional $12.0M in equity capital through the Reg A Offering.

Place ten (10) new properties/projects with clients and generate approximately $0,000 in consulting and transactional fees.

Generate approximately $250,000 in fees from oversight of client’s properties.

Incur expenses of up to $550,000 in general and administrative, including but not limited to, salaries, rent, legal and accounting, travel, etc.

Spend up to $1,000,000 marketing, locating potential new properties/projects, packaging projects for dissemination and attracting new clients.

IV. Eighteen to Twenty-Four months:

Raise an additional $10.0M in equity capital through the Reg A Offering.

Place ten (10) new properties/projects with clients and generate approximately $0,000 in consulting and transactional fees.

Generate approximately $550,000 in fees from oversight of client’s properties.

Incur expenses of up to $850,000 in general and administrative, including but not limited to, salaries, rent, legal and accounting, travel, etc.

Spend up to $1,000,000 marketing, locating potential new properties/projects, packaging projects for dissemination and attracting new clients.

These are estimates and approximations and there is no assurance the Company will be able to hit these exact numbers. There may some fluctuation due to real estate market pressures, competition for potential properties, and the varying regulatory environment in various states.

Part III. Exhibits, page 23

5. We note that you have revised the amount of shares that you are issuing. Please have counsel provide an updated legal opinion.

Revised and updated legal opinion filed.

6. We note your response to comment 8.  Please revise your disclosure in your offering circular to describe the exclusive forum provision.  Additionally, it appears you do not intend for this provision to apply to claims under the federal securities laws.  Please revise your subscription agreement and the disclosure in the offering circular to state that this provision does not apply to claims under the federal securities laws.

The following was added to the provision in the Subscription Agreement:

This provision does not, nor is intended to, apply to claims under the Federal securities laws.

The following was added to the Risk factors in the Offering:

Governing Law, and Venue.  This Agreement shall be construed in accordance with, and governed by, the laws of the Court of Chancery of the State of Delaware for any claim as to which the Court of Chancery has jurisdiction.  Unless any claim as to which the Court of Chancery determines there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This provision does not, nor is intended to, apply to claims under the Federal securities laws.

Independent Auditors’ Report, page F-1

7. We note your response to comment 10.   We also note disclosures on page 16 where you indicate that you intend to become subject to the information and periodic reporting requirements of the Exchange Act after the completion of your Tier II, Regulation A, offering.   Please clarify whether you intend to use a Form 8-A short form registration statement concurrently with the qualification of your Tier II, Regulation A, offering.

We believe this was misread as the only reference to the Exchange Act is for context of the requirements of Reg A filings. We have copied the exact language below and it only refers to how the Reg A filings may at times be “similar to the ongoing reporting obligation faced by issuers under the Exchange Act” (emphasis added).

The entire clause is copied below:

The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K

The following language was added for clarity:

The Company may in the future file a Form 8-A and elect to come under the Exchange Act and it’s reporting requirements, but there is no assurance the Company will elect to do so.

We believe these revisions, as requested, have been executed and filed as amended.  We would like to request that our Reg A filing be qualified by the SEC at this time.  Thank you.

Sincerely,

/s/ Peter H. Koch

Peter H. Koch

President/Director